Exhibit 99.1

Claude Resources Inc. Increases Second Half Gold Production by 24%

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, Jan. 13 /CNW/ - Claude Resources Inc. ("Claude" or the "Company") today reported that the Company produced approximately 13,200 ounces of gold in the fourth quarter and 26,100 ounces of gold in the second half of 2010. The increase in production represents a 24 percent improvement from the first half of 2010. Total 2010 production was approximately 47,300 ounces of gold.

Speaking today at the Seabee Mine, Vice President of Mining Operations Philip Ng stated, "We had another year with improved operating results in safety, environment, production and margins due to the efforts of our employees and improved gold prices. Obtaining the necessary approvals and permits for the Santoy 8 Project in 2010, Claude has set the foundation for significant production growth at the Seabee Gold Operation through 2013. To further improve operating efficiency, shaft deepening at the Seabee Mine commenced in the second half of 2010 and is expected to be completed in the first half of 2012. This will extend the economic life of the Seabee Gold Mine as well as materially lower unit operating costs."

In 2011, Claude plans to mine from its Seabee Gold Mine and the new Santoy 8 Gold Mine. A commercial production decision on Santoy 8 is expected to be made in the first quarter of 2011. Production from Santoy 8 is expected to increase from 200 tonnes per day during the first quarter of 2011 and exit the year at 400 tonnes per day.

Ongoing exploration programs at the Seabee Operation are being planned to target Seabee Deep, Santoy 8 at depth and new regional targets in proximity to current infrastructure.

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee gold operation, located in northern Saskatchewan. Since 1991, Claude has produced approximately 930,000 ounces of gold from its Seabee Operations. Claude also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Property in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO, Claude Resources Inc.
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone:  (306) 668-7501
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 09:30e 13-JAN-11